Filed by MCG Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: MCG Capital Corporation
(Registration Statement No. 333-204272)

August 5, 2015

Re: IMPORTANT MATTER WITH RESPECT TO YOUR INVESTMENT IN MCG CAPITAL CORPORATION

Dear MCG Capital Corporation Stockholder:

Our records show that you own shares in MCG Capital Corporation. We have attempted to contact you regarding an important matter pertaining to your investment.

Please call us toll-free at (800) 322-2885 or (212) 929-5500 (call collect). This matter is very important, but will take only a moment of your time. You will not be asked to provide any personal information.

As you may have heard, MCG has entered into a merger agreement with PennantPark Floating Rate Capital Ltd., and a special meeting of MCG stockholders has been scheduled for August 14, 2015 to consider matters relating to the merger agreement.

Thank you in advance for your assistance with this matter.

Sincerely,

MacKenzie Partners, Inc.

Important Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving PennantPark Floating Rate Capital Ltd. (“PFLT”) and MCG. In connection with the proposed transaction, PFLT has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form N-14 that includes a joint proxy statement of PFLT and MCG and that also constitutes a prospectus of PFLT. The definitive Joint Proxy Statement/Prospectus has been mailed to shareholders of PFLT and MCG. INVESTORS AND SECURITY HOLDERS OF PFLT AND MCG ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Proxy Solicitation

Investors and security holders may obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC by each of PFLT and MCG through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained on PFLT’s website at www.pennantpark.com or on MCG’s website at www.mcgcapital.com. PFLT and MCG and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of PFLT and MCG in respect of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the PFLT and MCG shareholders in connection with the proposed acquisition, PFLT’s executive officers and directors and MCG’s executive officers and directors is set forth in the Registration Statement on Form N-14, filed with the SEC on May 18, 2015, as amended on June 16, 2015. You can obtain free copies of these documents from PFLT and MCG in the manner set forth above. This communication does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction. A registration statement relating to these securities has been filed with the SEC and declared effective. Investors are advised to carefully consider the investment objectives, risks and charges and expenses of PFLT before investing in its securities.